Mail Stop 4561

December 18, 2008

VIA USMAIL and FAX (651) 227-7705

Mr. Patrick W. Keene
Chief Financial Officer
AEI Real Estate Fund XVIII LP
30 East 7<sup>th</sup> Street, Suite 1300
St. Paul, Minnesota 55101

> **Re:** **AEI Real Estate Fund XVIII LP**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed on March 28, 2008**
> **File No. 000-18289**

Dear Mr. Patrick Keene:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007</u>

<u>Certifications</u>

1.      We note that your certifications were not filed in the exact form as outlined in
        Item 601(b)(31) of Regulation S-B.   Some of the discrepancies include omission
        of introductory language referring to internal control over financial reporting in
        paragraph 4 and omission of paragraph 4(b).   Please amend your annual report as
        of December 31, 2007 and quarterly reports as of March 31, 2008, June 30, 2008
        and September 30, 2008 to file certifications in the exact form as outlined in Item
        601(b)(31) of Regulation S-B.   Please note that you may file an abbreviated
        amendment that consists of cover page, explanatory note, signature page and the
        certification.

                                            ***

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response.  You may wish to
provide us with marked copies of the amendment to expedite our review.  Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information.  Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision.  Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Jaime John at (202) 551-3446 or me at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief